Burton E. Broome
Vice President and Controller
Transamerica Corporation
600 Montgomery Street
San Francisco, CA  94111

Dear Mr. Broome:

Part I, Item 1 of Transamerica Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 describes a change in the method of accounting for tax service revenue. You have advised us that you believe that the change is to a preferable method in your circumstances because it results in a proportional recognition of income over the service period in relation to the effort required to perform the related services.

There are no authoritative criteria for determining a `preferable' tax service revenue recognition method based on the particular circumstances; however, we conclude that the change in the method of accounting for tax service revenue is to an acceptable alternative method which, based on your business judgement to make this change for the reason cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Transamerica Corporation as of any date or for any period subsequent to December 31, 1998, and therefore we do not express any opinion on any financial statements of Transamerica Corporation subsequent to that date.


                                                 Very truly yours,

                                                 /s/ ERNST & YOUNG LLP

San Francisco, California
April 28, 1999